Mail Stop 3561

September 23, 2009

Mr. Jeff J. Kaminski
Chief Financial Officer
26555 Northwestern Highway
Southfield, Michigan 48033

>   **Re: Federal-Mogul Corporation**
>   **Form 10-K for the year ended December 31, 2008**
>   **Filed February 24, 2009**
>   **File No. 001-34029**

Dear Mr. Kaminski:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(248) 354-7727